UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

June 30, 2025

Shell plc (the "Company") has been notified that following the payment of the interim dividend on June 23, 2025 in respect of the first quarter of 2025, the following Persons Discharging Managerial Responsibilities ("PDMRs") acquired dividend shares in respect of shares previously delivered to them under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account. Further information can be found in the Shell plc Annual Report and Form 20-F for the year ended December 31, 2024 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of dividend shares acquired	Purchase price per Share
Sinead Gorman	26 June 2025	SHEL (LSE)	2,168.85007	GBP 25.8122
Philippa Bounds	26 June 2025	SHELL (AMS)	0.00607	EUR 30.3232
Philippa Bounds	26 June 2025	SHEL (LSE)	370.65114	GBP 25.8122
Peter Costello	26 June 2025	SHELL (AMS)	31.06261	EUR 30.3232
Peter Costello	26 June 2025	SHEL (LSE)	1,017.86669	GBP 25.8122
Cederic Cremers	26 June 2025	SHELL (AMS)	346.10003	EUR 30.3232
Machteld de Haan	26 June 2025	SHELL (AMS)	298.36797	EUR 30.3232
Machteld de Haan	26 June 2025	SHEL ADS (NYSE)	21.82433	USD 70.88
Robin Mooldijk	26 June 2025	SHELL (AMS)	720.84818	EUR 30.3232
Andrew Smith	26 June 2025	SHELL (AMS)	430.84853	EUR 30.3232
Rachel Solway	26 June 2025	SHEL (LSE)	85.49247	GBP 25.8122

The Notification of Dealing Form for each PDMR can be found below.

Julie Keefe
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International +44 207 934 5550; U.S. and Canada: Contact form

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	25.8122
Volume	2,168.85007
Total	55,982.792
Aggregated information
Volume	2,168.85007
Price	25.8122
Total	55,982.792
Date of transaction	26/06/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Chief Legal Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.3232
Volume	0.00607
Total	0.184
Aggregated information
Volume	0.00607
Price	30.3232
Total	0.184
Date of transaction	26/06/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Chief Legal Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	25.8122
Volume	370.65114
Total	9,567.321
Aggregated information
Volume	370.65114
Price	25.8122
Total	9,567.321
Date of transaction	26/06/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Peter
Last Name(s)	Costello
2. Reason for the notification
Position/status	President, Upstream
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.3232
Volume	31.06261
Total	941.918
Aggregated information
Volume	31.06261
Price	30.3232
Total	941.918
Date of transaction	26/06/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Peter
Last Name(s)	Costello
2. Reason for the notification
Position/status	President, Upstream
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	25.8122
Volume	1,017.86669
Total	26,273.379
Aggregated information
Volume	1,017.86669
Price	25.8122
Total	26,273.379
Date of transaction	26/06/2025
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Cederic
Last Name(s)	Cremers
2. Reason for the notification
Position/status	President, Integrated Gas
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.3232
Volume	346.10003
Total	10,494.86
Aggregated information
Volume	346.10003
Price	30.3232
Total	10,494.86
Date of transaction	26/06/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Machteld
Last Name(s)	De Haan
2. Reason for the notification
Position/status	President, Downstream, Renewables and Energy Solutions
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.3232
Volume	298.36797
Total	9,047.472
Aggregated information
Volume	298.36797
Price	30.3232
Total	9,047.472
Date of transaction	26/06/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Machteld
Last Name(s)	De Haan
2. Reason for the notification
Position/status	President, Downstream, Renewables and Energy Solutions
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	American Depository Shares (SHEL)
Identification Code	US7802593050
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	USD
Price	70.88
Volume	21.82433
Total	1,546.909
Aggregated information
Volume	21.82433
Price	70.88
Total	1,546.909
Date of transaction	26/06/2025
Place of transaction	New York

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robin
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.3232
Volume	720.84818
Total	21,858.424
Aggregated information
Volume	720.84818
Price	30.3232
Total	21,858.424
Date of transaction	26/06/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Andrew
Last Name(s)	Smith
2. Reason for the notification
Position/status	President, Trading and Supply
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	30.3232
Volume	430.84853
Total	13,064.706
Aggregated information
Volume	430.84853
Price	30.3232
Total	13,064.706
Date of transaction	26/06/2025
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Rachel
Last Name(s)	Solway
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	25.8122
Volume	85.49247
Total	2,206.749
Aggregated information
Volume	85.49247
Price	25.8122
Total	2,206.749
Date of transaction	26/06/2025
Place of transaction	London

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: June 30, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary